Exhibit 12.1

Iowa Telecommunications Services, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands except ratios)

	Predecessor Company		Iowa Telecommunications Services, Inc. and Subsidiaries
	Year Ended December 31,	Six Months Ended June 30,	Year Ended December 31,
	1999	2000	2000	2001	2002	2003
Ratio of Earnings to Fixed Charges
Income (loss) before income taxes	$61,471	$33,114	$(17,357)	$(6,724)	$22,642	$28,081
Interest expense	6,829	3,774	34,750	61,437	53,982	51,838
Interest expense portion of operating leases	—	—	—	—	—	—
Other	—	—	—	—	—	—

Income (loss) before income taxes and fixed charges	$68,300	$36,888	$17,393	$54,713	$76,624	$79,919

Fixed Charges:
Interest expense	$6,829	$3,774	$34,750	$61,437	$53,982	$51,838
Interest expense portion of operating leases	—	—	—	—	—	—
Other	—	—	—	—	—	—

Fixed Charges total	$6,829	$3,774	$34,750	$61,437	$53,982	$51,838

Ratio of Earnings to Fixed Charges	10.00X	9.77X	—	—	1.42X	1.54X

Deficiency in the coverage of earnings to fixed charges	$—	$—	$17,357	$6,724	$—	$—